Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 10 December 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Fatality at Harmony's Tshepong mine

Johannesburg: Monday, 10 December 2012: Harmony Gold Mining Company Limited ('Harmony' or the 'Company') regrets to advise that an employee was fatally injured in an underground trackless vehicle accident at its Tshepong mine near Welkom in the Free State on Friday, 7 December 2012.

Investigations into the accident are underway and all trackless vehicles at the mine have been stopped until the cause for the accident has been established.

Harmony's Chief Executive Officer, Graham Briggs and his management team, express their sincere condolences to the family, colleagues and friends of the deceased.

ends.

Issued by Harmony Gold Mining Company Limited

10 December 2012

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 10, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director